Exhibit 21.1

Subsidiaries of Registrant*

Name	Jurisdiction of Incorporation
Auto Transport Group, LLC	Delaware
Delta Auto Brokers, LLC	New Jersey
Delta Automotive Services, LLC	New Jersey
Deluxe Auto Carriers, Inc.	California
Excel Leasing, Inc.	California
North East Fleet Services, Inc.	New Jersey
PAL Stock Acquiror, Inc.	Delaware
Proficient Auto Transport, Inc.	Florida
Proficient Repair Services, LLC	Delaware
PROFleet LLC	Delaware
Sierra Mountain Express, Inc.	Nevada
Sierra Mountain Group, Inc.	Delaware
Sierra Mountain Logistics, Inc.	Delaware
Sierra Mountain Transport, Inc.	Delaware
Tribeca Automotive Inc.	New Jersey
Tribeca Truck Leasing LLC	New Jersey
West Coast Leasing Company, Inc.	Nevada

*	Inclusion on the list above is not an admission that any of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X and Item 601(b)(21)(ii) of Regulation S-K.